Via EDGAR and Federal Express

September 27, 2017

W. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:                             Brookfield Business Partners L.P.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 10, 2017
File No. 1-37775

Dear Mr. Cash:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2017, with respect to the Company’s Form 20-F for Fiscal Year Ended December 31, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

Form 20-F for Fiscal Year Ended December 31, 2016

Business Overview, page 54

Proved Undeveloped Reserves, page 65

1.                                      We note your disclosure indicating that there were no transfers of proved undeveloped reserves to developed and that no capital expenditures were incurred in 2016 related to the conversion of PUDs to proved developed reserves. We also note the tabular summary of the changes in proved undeveloped reserves and total proved developed and undeveloped reserves relating to your Equity Affiliates (Australian Operations) shown on pages 66 and F-85 indicates that no reserves were added during 2016 relating to extensions and discoveries. However, your disclosure appears to be inconsistent with the drilling results presented on page 70 indicating that one productive development well and five productive exploratory wells were drilled during 2016 and the costs incurred presented on page F-89 indicating exploration costs of $22 million and development costs of $5 million were incurred during 2016.

Please expand your disclosure to further explain the drilling activities that occurred during 2016 and why the wells drilled during the year did not impact your proved reserves for the period ending December 31, 2016. Please note, disclosure under Item

1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that while it commenced drilling activities during 2016 for certain exploratory wells that resulted in locating hydrocarbons and potentially commercially producible wells, these exploratory wells were not completed and brought onto production. The Company requires further operations and drilling activity at these locations prior to recognizing any PUD reserves additions in the future. The reserves associated with these locations were not reclassified as developed because additional development and capital costs must be incurred prior to these reserves becoming economically producible. In connection with this drilling activity, the Company incurred capital expenditures in the amount of $22 million for drilling costs.

Further, the Company acknowledges that it converted 69 MBOE of PUD reserves to proved developed reserves. The Company incurred $5 million of development costs in connection with this conversion. As such, the Company notes for the Staff that the table on page 66 of the filing contained an immaterial misstatement. The line item for “Revisions of previous estimates” should have read “(839)” MBOE instead of “(908)” MBOE and the line item for “Transfer to proved developed” should have read “(69)” MBOE instead of “—”. As disclosed on page 66 of the filing, the change in the Company’s Equity Affiliate (Australia) PUD reserves was due in part to the disposition of a portion of the equity holdings and in part to lower commodity prices impacting economic cutoffs and therefore aggregate volumes of PUD reserves. There was no change in the Company’s Consolidated Subsidiaries (Canada) PUD reserves due to low commodity pricing which impacted the economics of booking any PUD locations. The Company believes this misstatement is immaterial and represents a de minimis amount of the Company’s reserves.

The Company further notes that oil and gas producing activities represented approximately 1% of its total revenues for the six months ended June 30, 2017 and approximately 7% of its total assets as of June 30, 2017. Because the Company’s oil and gas producing activities do not constitute a significant component of the Company’s business, the Company believes that any additional clarifying disclosure regarding the drilling activities would be immaterial.

To the extent such disclosure is applicable in future filings, the Company will include clarifying disclosure regarding the conversion of PUD reserves to proved developed reserves as well as the drilling of productive exploratory wells, and will continue to enhance disclosures around changes in PUD reserves and total proved developed reserves in a manner consistent with Staff’s comment.

Production and Price History, page 67

2.                                      We note that you provide disclosure of production, by final product sold, relating to your Equity Affiliate (Australia) and Consolidate Subsidiaries (Canada). However, it does not appear that you additionally disclose the production relating to the fields within each of these entities that contain 15% or more of the total proved reserves for the periods presented. Revise your disclosure to comply with the disclosure requirements set forth in Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X. Alternatively, tell us why you believe no revision is necessary.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes no revision is necessary. Item 1204(a) of Regulation S-K requires the Company to disclose production relating to fields “that contain 15% or more of the registrant’s total proved reserves.” There is no field, as that term is defined in Rule 4-10(a)(15) of Regulation S-X, within the Equity Affiliate (Australia) that contains 15% or more of the Company’s total reserves. The total proved reserves relating to the Equity Affiliate (Australia), in the aggregate, are 9.4% of the Company’s proved reserves. As such, the Company believes no additional disclosure required under Item 1204(a) of Regulation S-K is necessary as it relates to the Equity Affiliate (Australia).

Further, the Company acknowledges that production, by final product sold, relating to the Consolidated Subsidiaries (Canada) is derived from more than one field as that term is defined in Rule 4-10(a)(15). Production is primarily derived from the coalbed methane properties located along the Horseshoe Canyon coal trend in the central part of the province of Alberta (the “CBM Properties”) which constitutes a single field. For the period ending December 31, 2016, total proved reserves attributable to the CBM Properties accounted for 97.8% of total proved reserves for the Consolidated Subsidiaries (Canada). Because the additional field accounts for only 2.2% of total proved reserves for the Consolidated Subsidiaries (Canada) and for 2.0% of total proved reserves for the Company, the Company determined it would not be meaningful to investors to present the total proved reserves for the CBM Property field on a stand-alone basis.

The Company also notes for the Staff that its minimal interests in the oil and gas properties within the Consolidated Subsidiaries (Canada), apart from the CBM Properties, have been disposed of since the date of the filing.

Supplemental Information on Oil and Gas (Unaudited), page F-83

Net Proved Reserves, page F-83

3.                                      The production figures disclosed for your Consolidated Subsidiaries (Canadian Operations) and Equity Affiliates (Australian Operations) relating to the period ending December 31, 2016 appear to be inconsistent with the comparable figures disclosed elsewhere on page 67. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not warranted.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and further acknowledges that there is an immaterial discrepancy as it relates to certain line items in the production figures disclosed for our Consolidated Subsidiaries (Canadian Operations) and Equity Affiliates (Australian Operations) as such figures are displayed on page F-83 and page 67 of the filing. The discrepancy of approximately 126,000 barrels of oil equivalent relates to the line items for total production volumes, the “Combined—Net of Royalties (MBOE)” values of which were inadvertently reported on page 67 as 1,845 for Equity Affiliate (Australia) and 16,970 for Consolidated Subsidiaries (Canada) instead of 1,748 for Equity Affiliate (Australia) and 17,099 for Consolidated Subsidiaries (Canada).  The Company notes that these errors offset each other and believes the discrepancy to be de minimis. Further, the total proved reserves remain correct even with the minor inconsistency and therefore the Company believes the error to be immaterial. The Company will ensure that the inconsistency is resolved in future filings in a manner consistent with Staff’s comment.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-86

4.                                      The disclosure of the undiscounted future cash inflows less the undiscounted future production and development costs appears to result in a negative figure for the undiscounted future net cash flows relating to the proved natural oil and gas reserves for the period ending December 31, 2016. Please refer to the definitions of economically producible and proved oil and gas reserves under Rule 4-10(a)(10) and 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and clarify for us why your estimates meet the requirements for disclosure as proved reserves.

RESPONSE:

The Company has referred to the definitions under Rule 4-10(a)(10) and Rule 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and acknowledges the Staff’s comment. The Company believes that the estimates meet the requirements for proved oil and natural gas reserves because these reserves can be estimated with reasonable certainty to be economically producible. The definition of “economically producible” as it relates to a resource, is further defined as a resource that generates revenue and that exceeds, or is reasonably expected to exceed, the costs of operation.

The Company notes that for all locations for which undiscounted costs exceed undiscounted anticipated revenue, the applicable reserves have already been developed and are currently producing.  A significant portion of the costs associated with these reserves are asset retirement obligations payable at the end of the life of the applicable well. While the anticipated costs associated with these reserves exceed the anticipated revenue on an undiscounted basis, the wells are commercially viable and economically producible when a 10% discount factor is applied, as the present value of the revenues of the wells exceeds the present value of the costs of operation of the wells. Moreover, as these wells continue to produce, we believe it would be inconsistent to include the production in our operating results but exclude them from the Company’s reported reserves.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Kirkland & Ellis LLP at 713-835-3786 or Craig Laurie of Brookfield Business Partners L.P. at +441-294-3309.

Very truly yours,

BROOKFIELD BUSINESS PARTNERS L.P.

By:
Name:	Craig Laurie
Title:	Chief Financial Officer

cc:                                John Hodgin (Securities and Exchange Commission)

Kevin Stertzel (Securities and Exchange Commission)

Cyrus Madon (Brookfield Business Partners L.P.)

Mile Kurta (Torys LLP)

Matthew R. Pacey (Kirkland & Ellis LLP)